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                                                                     EXHIBIT 4.1

                             STOCK OPTION AGREEMENT


         AGREEMENT between HOME SHOPPING NETWORK, INC., a Delaware corporation (the "Company"), and FRANCIS SANTANGELO, a consultant to the Company (the "Santangelo").

         WHEREAS, on September 25, 1990, the Board of Directors of the Company granted to Santangelo certain stock options as a consultant to the Company;

         WHEREAS, subsequent actions of the Board of Directors and the Compensation/Benefits Committee of the Board of Directors amended certain terms of the option;

         WHEREAS, the Company and Santangelo desire to enter into an agreement setting forth the terms of the option, as amended through the date hereof;

         NOW, THEREFORE, the Company and Santangelo agree as follows:

                 1. STOCK OPTION GRANT. This Agreement evidences the grant of an option (the "Option") to purchase shares of Common Stock of the Company subject to the terms and conditions of this Agreement.

                 2. DATE OF GRANT. The grant of the Option is effective as of September 25, 1990 and the Option shall be exercisable as provided in this Agreement.

                 3. NUMBER AND PRICE OF SHARES. The number of shares subject to the Option is One Hundred Thousand (100,000). The purchase price per share of Common Stock is $4.405 as of the date of this Agreement.

                 4. OPTION PERIOD AND TIME OF EXERCISE. The number of shares specified in paragraph three above are divided into five parts which may be exercisable within the option period as follows:

                             Date On and         Date Before
                             After Which         Which Part
            Number             Part is             Must be
 Part      of Shares         Exercisable          Exercised
 ----      ---------         -----------          ---------
  1         20,000           September 25, 1991   September 25, 1996
  2         20,000           September 25, 1992   September 25, 1997
  3         20,000           September 25, 1993   September 25, 1998
  4         20,000           September 25, 1994   September 25, 1999
  5         20,000           September 25, 1995   September 25, 2000

         (i) Subject to subparagraph (ii) below, upon the termination of the consulting arrangement for any reason, options granted hereunder shall be canceled only to the extent that such options were not exercisable as of the date of such termination.





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         (ii)    Following both (a) a change in control of the Company after
March 17, 1992 and (b) the termination of Santangelo's consulting arrangement with the Company at any time subsequent to March 17, 1992 for reasons other than "just cause", as defined below, such Option shall immediately become exercisable and fully vested with respect to all of the shares of Common Stock subject to such Option and such fully-vested option shall be exercisable for a five year period. The exercise period for any previously vested option shall not be extended by this paragraph. A change in control shall be deemed to have occurred if (i) the Company is merged or consolidated with another entity (the "Merger Partner") and as a result of such merger or consolidation less than 15% of the outstanding voting securities of the surviving or resulting entity shall be owned in the aggregate by the former control shareholder of the Company, or
(ii) in the event that any person, other than an owner of Class B Common Stock of the Company on June 16, 1992, becomes the beneficial owner, either directly or indirectly, of more than 50% of the total votes of issued and outstanding shares of Common Stock and Class B Common Stock, if any, of the Company, when computed together. Termination for "just cause" shall be limited to a termination resulting from an act or acts of dishonesty constituting gross malfeasance, common law fraud or a felony and which act or acts result, or are intended to result directly or indirectly, in the gain or personal enrichment of the option holder at the expense of the Company. The burden of proof to establish just cause shall be on the Company. Any dispute concerning whether a termination has been for just cause shall be settled by arbitration in Tampa, Florida pursuant to the commercial arbitration rules of the American Arbitration Association. If any action in any arbitration proceeding or any court is necessary to enforce or interpret the terms of this paragraph, the prevailing party shall be entitled to actual attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

         (iii) In no event shall the option be exercisable after the expiration date of the option period.

                 5. MANNER OF EXERCISE. Subject to the conditions and restrictions contained in paragraph 6 below, the Option shall be exercised by delivering written notice of exercise to the Secretary of the Company. Such notice is irrevocable and must be accompanied by payment in cash or such other form as the Company may approve.

                 6. NON-TRANSFERABILITY. This Agreement and the option granted may not be assigned or transferred by Santangelo.

                 7. ADJUSTMENT IN THE EVENT OF CHANGE IN STOCK. In the event of any change in the outstanding Common Stock of the Company due to stock dividends, recapitalizations, reorganizations, mergers, consolidations, split-ups, combinations or exchanges of shares, the number and kind of shares under the Option and the purchase price per share will be appropriately adjusted consistent with such





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change.  The determination of the Company regarding any adjustment will be final and conclusive.

                 8. AMENDMENT. Neither this Agreement nor the Option may be amended or modified or revoked except by agreement in writing and signed by the Company and Santangelo.

                 9. ENTIRE AGREEMENT. This Agreement constitutes the entire Agreement between the Company and Santangelo with respect to the Option and supersedes all other agreements heretofore entered into.

         IN WITNESS WHEREOF, the Company and Santangelo have executed this Agreement as of the 29th day of July, 1993.


                                     HOME SHOPPING NETWORK, INC.



                                  By: /s/ Gerald F. Hogan
                                     ------------------------------------



                                     /s/ Francis R. Santangelo
                                     ------------------------------------
                                     Francis Santangelo